Exhibit 99.2

Belzberg Technologies subsidiary Electronic Brokerage Systems LLC to become member of the New York Stock Exchange

15:52 EST Monday, November 04, 2002

Last regulatory hurdle has been cleared

TORONTO, Nov. 4 /CNW/ - Belzberg Technologies, Inc (TSE:BLZ) announced today that its wholly owned subsidiary, Electronic Brokerage Systems LLC, has been posted by the New York Stock Exchange ("NYSE") to become a member. The Company was posted by the NYSE on November 1, and will be eligible to become a full member by November 15th.

"We are very excited about becoming an NYSE member," said CEO Sid Belzberg. "When combined with our recent National Securities Clearing Corporation (NSCC) membership we announced in September, we have now cleared the regulatory hurdles for Belzberg to be both the executing broker as well as being self-clearing. As previously disclosed, these two events should significantly reduce our costs and improve our gross margins. Further, additional new revenue will have significantly higher profit margins associated with it as there will be no need to pay an intermediary to execute or clear client's trades."

"Our expectation is that the financial impact of becoming self clearing will begin to materialize late in the fourth quarter," said Mr. Belzberg. "The most exciting news for us is that we will be able to see the benefits of becoming self clearing throughout all of our 2003 fiscal year, which puts us in a position to have the best year in the Company's history in terms of profitability."

About Belzberg Technologies Inc.

Belzberg Technologies provides the software and networks that enable global, direct access routing and execution of trades for financial institutions in the United States, Canada and Europe. Using Belzberg's suite of integrated trading tools and network connectivity options, Belzberg's customers have direct access to all North American equities and options markets, as well as major European stock exchanges. The firm's client-base includes over 110 leading U.S and international brokerage houses and financial institutions. Belzberg Technologies is listed on the Toronto Stock Exchange (Ticker-BLZ) - additional information is available at www.belzberg.com.

Except for historical information contained herein, the matters discussed in this press release are based on forward-looking statements that involve risk and uncertainty. A variety of important factors could cause results to differ materially from such statements, including but not limited to economic, competitive, governmental and technological factors affecting the company's operation, markets, products, prices and other factors.

%SEDAR: 00008836E

For further information: Steve Wilson, Belzberg Technologies Inc, (416) 360-2920, swilson@belzberg.com

(C)2002 Canada Newswire Ltd.